UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES ACT OF 1934
OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER
SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 033-79220-03
CalPetro Tankers (Bahamas III) Limited
(Exact name of registrant as specified in its charter)
Mareva House, 4 George Street, PO Box N-3937, Nassau, The Bahamas +1 (441) 295-6935
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
8.52% First Preferred Mortgage Notes Due 2015
(Title of each class of securities covered by this Form)
Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	Rule 12h-6(d) (for successor companies)

Rule 12h-6(c) ☒	Rule 12h-6(i)
(for debt securities)	(for prior Form 15 filers)

PART I
Item 1.	Exchange Act Reporting History

A.
CalPetro Tankers (Bahamas III) Limited (the "Company") first incurred the duty to file reports under section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on March 29, 1995, in connection with the effectiveness of a registration statement on Form S-1 initially filed with the Securities and Exchange Commission (the "Commission") on May 23, 1994 (as subsequently amended, the "Registration Statement") with respect to 8.52% First Preferred Mortgage Notes Due 2015 (the "Notes").

B.
The Company has filed or submitted all reports required under sections 13(a) and 15(d) of the Exchange Act and the corresponding Commission rules for the twelve months preceding the filing of this Form 15F, and has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2.	Recent United States Market Activity

The Company last sold securities in the United States in a registered exchange offer under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a prospectus dated March 29, 1995 under the Registration Statement.

Item 3.	Foreign Listing and Primary Trading Market

The Securities are not listed on any exchange.

Item 4.	Comparative Trading Volume Data

Not applicable.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

As of December 9, 2014, the number of United States resident holders of the Notes was 0.

Item 7.	Notice Requirement

A.
On December 9, 2014 the Company published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing the Company's intent to terminate its duty to file reports under section 15(d) of the Exchange Act.

B.
The notice was disseminated via GlobeNewswire, which confirmed to the Company that the notice would be distributed through its newswire in the United States.  In addition, the notice is attached as Exhibit 99.1 to this Form 15F.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10.	Exhibits

Attached as an exhibit to this Form 15F is a copy of the notice, required by Rule 12h-6(h) (17 CFR 240.12h-6(h)), disclosing the Company's intent to terminate its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act or both.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
the average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) it otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, CalPetro Tankers (Bahamas III) Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, CalPetro Tankers (Bahamas III) Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

CalPetro Tankers (Bahamas III) Limited

By:            /s/ Alexandra Kate Blankenship
Name:    Alexandra Kate Blankenship
Title:        Director
Dated:    December 9, 2014

Exhibit 99.1
PRESS RELEASE

CALPETRO TANKERS (BAHAMAS I) LIMITED, CALPETRO TANKERS (BAHAMAS II) LIMITED, CALPETRO TANKERS (BAHAMAS III) LIMITED AND
CALPETRO TANKERS (IOM) LIMITED ANNOUNCE INTENTION TO TERMINATE REPORTING OBLIGATIONS WITH RESPECT TO 8.52% FIRST
PREFERRED MORTGAGE NOTES DUE 2015

December 9, 2014.  CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited and CalPetro Tankers (IOM) Limited (each an "Owner" and together the "Owners") announced today their intention to terminate their respective reporting obligations under section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the 8.52% First Preferred Mortgage Notes Due 2015 (the "Notes").

The decision to terminate reporting obligations under the Exchange Act comes as a result of the redemption of all outstanding Notes on October 1, 2014.

The Owners now intend to permanently terminate all their respective reporting obligations in relation to the Notes.  Pursuant to Rule 12h-6 under the Exchange Act, the Securities and Exchange Commission ("SEC") permits a foreign private issuer to terminate its reporting obligations under section 15(d) of the Exchange Act with respect to a class of securities.  Each Owner will file a Form 15F with the SEC today to terminate their reporting obligations with respect to the Notes.  The termination will become effective 90 days after each Owner's filing or such shorter period as the SEC shall determine, unless their Form 15F is earlier withdrawn by the corresponding Owner or denied by the SEC.

Forward-Looking Statements

This document includes certain statements that constitute "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements").  These statements include statements regarding the Owners' intent, or the beliefs or current expectations of the Owners' officers and directors.  Such statements are typically identified by words such as "believe", "anticipate", "estimate", "project", "intend", "expect", "may", "will", "plan", "should", "would", "contemplate", "possible", "attempts", "seeks" and similar expressions.  Forward-looking statements may relate to the Owners' future outlook and anticipated events or results.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate.  Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Owners' control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements.

Forward-looking statements speak only as of the date those statements are made.  Except as required by applicable law, the Owners do not assume any obligation to update, or to publicly announce the results of any change to, any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Contact

Each of the Owners is a wholly-owned subsidiary of Independent Tankers Corporation Limited.

The Board of Directors
Independent Tankers Corporation Limited
Hamilton, Bermuda
December 9, 2014

Questions should be directed to:
Aage K. Korff Østern, Vice President Finance, Frontline Management AS
+47 23 11 40 00